THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

January 24, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn :  Linda Stirling

(202) 551-6964

RE:

AdvisorOne Funds  (the “Registrant”)

Preliminary Proxy Statement filed January 15, 2008

File No. 811-08037

Dear Ms. Stirling:

On behalf of the Registrant, this letter responds to the comments you provided by telephone on January 17, 2008, with respect to the above-referenced filing.  Your comments are set forth below, and the Registrant’s response follows.

Comment:	Please provide information required by Item 6(d) of Schedule 14A regarding the ownership by management of shares of the Funds.
Response:

Information regarding share ownership by the officers and trustees of the AdvisorOne Funds individually and as a group, as well as ownership of the Trustee’s of the Dunham Funds individually and as a group, have been added to the proxy.

Comment:	Under the heading “Summary of Proposal,” discuss whether the fees and expenses incurred by shareholders will change as a result of the reorganization.
Response:

The Proxy Statement has been revised to disclose that the fees of the Fund’s Adviser, Sub-Advisers, Distributor, Administrator, Fund Accounting Agent, Transfer Agent and Independent Registered Public Accountants will remain the same.

Comment:	Explain supplementally why shareholders will not vote to elect the Trustees of the Dunham Funds.
Response:

Prior to the closing of the reorganization, the initial sole shareholder of each Fund will elect the Trustees of the Dunham Funds.  This is consistent with industry practice in the context of a shell reorganization.  As is the case with the Advisory Agreement and Sub-Advisory Agreements, we do not believe that specific approval by the AdvisorOne shareholders is required.

Comment:	In the section titled “Voting Information,” revise the second sentence of the second paragraph for plain English.

Response:

The sentence previously read “While shareholders of each Fund will vote separately on each proposal, shareholders’ votes will be aggregated by total fund shares held by the shareholder, regardless of the class of shares held.”  This sentence has been revised to read:  Shareholders of each Fund will vote separately on each proposal, without regard to the class of shares held.

Comment:	Please disclose that all funds must approve the reorganization in order for the Plan to go forward.
Response:

The following sentence has been added to the section titled “Voting Information”:  The Dunham Trust may terminate the reorganization if the reorganization is not approved by the shareholders of each Fund.

Comment:	Provide disclosure regarding whether the reorganization will result in a change in fees and expenses paid pursuant to Rule 12b-1.
Response:

A section titled “Distribution and Shareholder Servicing Plans” has been added to the Proxy Statement.  This section explains that:  “The Dunham Trust has adopted Distribution and Shareholder Servicing Plans pursuant to Rule 12b-1 under the 1940 Act for the New Funds that are identical in all material respects to the Distribution and Shareholder Servicing Plans currently in effect with respect to the Funds.  There will be no change in the fees paid by shareholders pursuant to the Plans.”

Comment:	Explain supplementally whether the reorganization will result in a change in services or fees in connection with the Advisory Agreement, Sub-Advisory Agreement, Underwriting Agreements, etc.
Response:	The fees and expenses charged under each of the servicing contracts remains unchanged. Identical agreements with identical fee structures were approved by the Board of Trustees of the Dunham Funds.
Comment:

Under the heading “Comparison of the Funds and the New Funds,” the disclosure states that “the reorganization is not expected to result overall in an increase in shareholder fees and expenses.”  Please revise to state that fees will not increase, or disclose more information regarding any increase in fees.

Response:

Although the service contracts remain unchanged, some expenses may vary as a result of the reorganization.  Therefore, the following additional information has been added to the section describing fees and expenses:  “Fees charged by the various service providers are not changing.  Some expenses, like registration fees in a few states, will increase.  However other expenses, like expenses incurred by Trustees for attending meetings, are expected to decrease.”

Comment:	Please describe in a footnote the relationship between Fund Compliance Services and Gemini Fund Services.
Response:

The information related to Mr. Wagner has been footnoted to explain that:  “Mr. Wagner provides CCO services to the Dunham Funds pursuant to an agreement between Fund Compliance Services, LLC (“FCS”) and Dunham Funds.  FCS is a subsidiary of Gemini Fund Services, LLC, the Dunham Funds’ transfer agent, fund accountant and administrator.”

The Registrant has authorized me to inform you that it acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (513) 352-6725 if you should require any further information.

Sincerely,

/s/

JoAnn M. Strasser, Esq.